TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 804 thousand units, or 12.4%, to 7,295 thousand units in FY2024 first nine months (the first nine months ended December 31, 2023) compared with FY2023 first nine months (the first nine months ended December 31, 2022). Vehicle unit sales in Japan increased by 228 thousand units, or 16.3%, to 1,630 thousand units in FY2024 first nine months compared with FY2023 first nine months. Overseas vehicle unit sales increased by 576 thousand units, or 11.3%, to 5,665 thousand units in FY2024 first nine months compared with FY2023 first nine months.

The results of operations for FY2024 first nine months were as follows:

Sales revenues	¥34,022.7 billion	(an increase of ¥6,558.6 billion or 23.9% compared with FY2023 first nine months)

Operating income	¥4,240.2 billion	(an increase of ¥2,142.1 billion or 102.1% compared with FY2023 first nine months)

Income before income taxes	¥5,357.0 billion	(an increase of ¥2,487.7 billion or 86.7% compared with FY2023 first nine months)

Net income attributable to Toyota Motor Corporation	¥3,947.2 billion	(an increase of ¥2,048.2 billion or 107.9% compared with FY2023 first nine months)

The changes in operating income were as follows:

Marketing efforts	an increase of ¥1,990.0 billion

Effects of changes in exchange rates	an increase of ¥380.0 billion

Cost reduction efforts	a decrease of ¥65.0 billion

Increase or decrease in expenses and expense reduction efforts	a decrease of ¥300.0 billion

Other	an increase of ¥137.1 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥6,230.5 billion, or 24.9%, to ¥31,231.0 billion in FY2024 first nine months compared with FY2023 first nine months, and operating income increased by ¥1,998.1 billion, or 116.0%, to ¥3,719.9 billion in FY2024 first nine months compared with FY2023 first nine months. The increase in operating income was mainly due to marketing efforts.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥445.5 billion, or 21.2%, to ¥2,543.7 billion in FY2024 first nine months compared with FY2023 first nine months, and operating income increased by ¥92.9 billion, or 28.7%, to ¥416.9 billion in FY2024 first nine months compared with FY2023 first nine months. The increase in operating income was mainly due to decrease in valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	All other:

Sales revenues for all other businesses increased by ¥137.4 billion, or 16.3%, to ¥983.1 billion in FY2024 first nine months compared with FY2023 first nine months, and operating income increased by ¥66.8 billion, or 116.8%, to ¥123.9 billion in FY2024 first nine months compared with FY2023 first nine months.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan increased by ¥3,365.0 billion, or 26.3%, to ¥16,137.2 billion in FY2024 first nine months compared with FY2023 first nine months, and operating income increased by ¥1,143.8 billion, or 74.2%, to ¥2,685.1 billion in FY2024 first nine months compared with FY2023 first nine months. The increase in operating income was mainly due to marketing efforts and the effects of changes in exchange rates.

(ii)	North America:

Sales revenues in North America increased by ¥3,091.9 billion, or 29.6%, to ¥13,554.3 billion in FY2024 first nine months compared with FY2023 first nine months, and operating income increased by ¥605.5 billion, to ¥516.5 billion in FY2024 first nine months compared with FY2023 first nine months. The increase in operating income was mainly due to marketing efforts and cost reduction efforts.

(iii)	Europe:

Sales revenues in Europe increased by ¥1,111.1 billion, or 36.2%, to ¥4,179.2 billion in FY2024 first nine months compared with FY2023 first nine months, and operating income increased by ¥268.8 billion, or 1,608.4%, to ¥285.5 billion in FY2024 first nine months compared with FY2023 first nine months. The increase in operating income was mainly due to marketing efforts and the effect of recording a ¥104.0 billion loss, ¥95.2 billion of which was related to Europe, during FY2023 first nine months from terminating vehicle production in Russia.

(iv)	Asia:

Sales revenues in Asia increased by ¥549.5 billion, or 9.0%, to ¥6,682.5 billion in FY2024 first nine months compared with FY2023 first nine months, and operating income increased by ¥89.2 billion, or 15.9%, to ¥649.6 billion in FY2024 first nine months compared with FY2023 first nine months. The increase in operating income was mainly due to marketing efforts and cost reduction efforts.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥520.3 billion, or 19.7%, to ¥3,163.7 billion in FY2024 first nine months compared with FY2023 first nine months, and operating income increased by ¥22.9 billion, or 13.0%, to ¥198.9 billion in FY2024 first nine months compared with FY2023 first nine months. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2023	December 31, 2023
Assets
Current assets
Cash and cash equivalents		7,516,966	7,583,154
Trade accounts and other receivables		3,586,130	3,818,470
Receivables related to financial services		8,279,806	10,426,656
Other financial assets		1,715,675	4,650,916
Inventories		4,255,614	4,294,143
Income tax receivable		218,704	133,032
Other current assets		886,885	948,347

Total current assets		26,459,781	31,854,717

Non-current assets
Investments accounted for using the equity method		5,227,345	5,641,846
Receivables related to financial services		16,491,045	19,124,065
Other financial assets		10,556,431	10,923,018
Property, plant and equipment
Land		1,426,370	1,433,969
Buildings		5,464,811	5,652,447
Machinery and equipment		14,796,619	15,681,350
Vehicles and equipment on operating leases		6,774,427	7,201,656
Construction in progress		846,866	950,517

Total property, plant and equipment, at cost		29,309,093	30,919,939

Less - Accumulated depreciation and impairment losses		(16,675,119)	(17,495,241)

Total property, plant and equipment, net		12,633,974	13,424,699

Right of use assets		491,368	498,026
Intangible assets		1,249,122	1,321,958
Deferred tax assets		387,427	460,503
Other non-current assets		806,687	983,322

Total non-current assets		47,843,399	52,377,437

Total assets		74,303,180	84,232,154

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2023	December 31, 2023
Liabilities
Current liabilities
Trade accounts and other payables		4,986,309	4,909,386
Short-term and current portion of long-term debt		12,305,639	14,703,717
Accrued expenses		1,552,345	1,607,868
Other financial liabilities		1,392,397	1,525,810
Income taxes payable		404,606	723,123
Liabilities for quality assurance		1,686,357	1,806,249
Other current liabilities		1,632,063	1,796,656

Total current liabilities		23,959,715	27,072,808

Non-current liabilities
Long-term debt		17,074,634	19,256,186
Other financial liabilities		533,710	480,470
Retirement benefit liabilities		1,065,508	1,115,974
Deferred tax liabilities		1,802,346	2,071,268
Other non-current liabilities		603,052	711,481

Total non-current liabilities		21,079,251	23,635,380

Total liabilities		45,038,967	50,708,188

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		498,728	494,286
Retained earnings		28,343,296	31,726,790
Other components of equity		2,836,195	3,871,068
Treasury stock		(3,736,562)	(3,927,497)

Total Toyota Motor Corporation shareholders’ equity		28,338,706	32,561,697

Non-controlling interests		925,507	962,269

Total shareholders’ equity		29,264,213	33,523,966

Total liabilities and shareholders’ equity		74,303,180	84,232,154

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first nine months ended December 31, 2022	For the first nine months ended December 31, 2023
Sales revenues
Sales of products	VIII	25,383,850	31,511,767
Financial services	VIII	2,080,183	2,510,953

Total sales revenues	VIII	27,464,033	34,022,720

Costs and expenses
Cost of products sold		21,435,002	25,345,445
Cost of financial services		1,280,860	1,559,145
Selling, general and administrative		2,650,076	2,877,893

Total costs and expenses		25,365,938	29,782,483

Operating income		2,098,095	4,240,238

Share of profit (loss) of investments accounted for using the equity method		474,716	596,181
Other finance income		307,518	544,304
Other finance costs		(108,313)	(78,752)
Foreign exchange gain (loss), net		128,375	55,334
Other income (loss), net		(31,118)	(239)

Income before income taxes		2,869,274	5,357,065

Income tax expense		905,153	1,325,441

Net income		1,964,122	4,031,624

Net income attributable to
Toyota Motor Corporation		1,899,026	3,947,242
Non-controlling interests		65,096	84,382

Net income		1,964,122	4,031,624

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	IX	138.78	291.87

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first nine months ended December 31, 2022	For the first nine months ended December 31, 2023
Net income		1,964,122	4,031,624
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(29,503)	361,529
Remeasurements of defined benefit plans		(12,242)	(8,170)
Share of other comprehensive income of equity method investees		(109,051)	197,931

Total of items that will not be reclassified to profit (loss)		(150,797)	551,290

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		529,140	603,550
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(170,000)	47,605
Share of other comprehensive income of equity method investees		251,886	181,264

Total of items that may be reclassified subsequently to profit (loss)		611,026	832,420

Total other comprehensive income, net of tax		460,229	1,383,710

Comprehensive income		2,424,351	5,415,334

Comprehensive income for the period attributable to
Toyota Motor Corporation		2,353,007	5,298,565
Non-controlling interests		71,344	116,769

Comprehensive income		2,424,351	5,415,334

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the third quarter ended December 31, 2022	For the third quarter ended December 31, 2023
Sales revenues
Sales of products	VIII	9,019,920	11,128,325
Financial services	VIII	734,765	912,778

Total sales revenues	VIII	9,754,685	12,041,104

Costs and expenses
Cost of products sold		7,385,754	8,802,750
Cost of financial services		435,638	553,063
Selling, general and administrative		976,641	1,004,347

Total costs and expenses		8,798,033	10,360,160

Operating income		956,652	1,680,944

Share of profit (loss) of investments accounted for using the equity method		170,093	217,651
Other finance income		110,164	206,364
Other finance costs		(37,963)	(34,452)
Foreign exchange gain (loss), net		(163,080)	(244,042)
Other income (loss), net		(868)	9,075

Income before income taxes		1,034,998	1,835,540

Income tax expense		290,432	451,437

Net income		744,566	1,384,103

Net income attributable to
Toyota Motor Corporation		727,942	1,357,814
Non-controlling interests		16,624	26,289

Net income		744,566	1,384,103

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	IX	53.40	100.62

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the third quarter ended December 31, 2022	For the third quarter ended December 31, 2023
Net income		744,566	1,384,103
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(55,682)	(15,089)
Remeasurements of defined benefit plans		(3,546)	(2,969)
Share of other comprehensive income of equity method investees		(28,947)	19,116

Total of items that will not be reclassified to profit (loss)		(88,175)	1,058

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		(714,507)	(340,565)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		13,228	111,982
Share of other comprehensive income of equity method investees		14,675	13,370

Total of items that may be reclassified subsequently to profit (loss)		(686,605)	(215,213)

Total other comprehensive income, net of tax		(774,780)	(214,155)

Comprehensive income		(30,214)	1,169,948

Comprehensive income for the period attributable to
Toyota Motor Corporation		(18,411)	1,152,843
Non-controlling interests		(11,803)	17,105

Comprehensive income		(30,214)	1,169,948

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first nine months ended December 31, 2022

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2022		397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income		—	—	1,899,026	—	—	1,899,026	65,096	1,964,122
Other comprehensive income, net of tax		—	—	—	453,981	—	453,981	6,248	460,229

Total comprehensive income		—	—	1,899,026	453,981	—	2,353,007	71,344	2,424,351

Transactions with owners and other
Dividends paid	VII	—	—	(727,980)	—	—	(727,980)	(84,573)	(812,552)
Repurchase of treasury stock		—	—	—	—	(336,577)	(336,577)	—	(336,577)
Reissuance of treasury stock		—	334	—	—	573	907	—	907
Equity transactions and other		—	499	—	—	—	499	18,575	19,074

Total transactions with owners and other		—	833	(727,980)	—	(336,004)	(1,063,151)	(65,997)	(1,129,148)

Reclassification to retained earnings		—	—	72,019	(72,019)	—	—	—	—

Balances at December 31, 2022		397,050	499,408	27,696,192	2,585,216	(3,642,041)	27,535,825	914,198	28,450,023

For the first nine months ended December 31, 2023
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2023		397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income		—	—	3,947,242	—	—	3,947,242	84,382	4,031,624
Other comprehensive income, net of tax		—	—	—	1,351,323	—	1,351,323	32,387	1,383,710

Total comprehensive income		—	—	3,947,242	1,351,323	—	5,298,565	116,769	5,415,334

Transactions with owners and other
Dividends paid	VII	—	—	(880,197)	—	—	(880,197)	(89,298)	(969,494)
Repurchase of treasury stock		—	—	—	—	(191,584)	(191,584)	—	(191,584)
Reissuance of treasury stock		—	263	—	—	649	911	—	911
Equity transactions and other		—	(4,704)	—	—	—	(4,704)	9,290	4,586

Total transactions with owners and other		—	(4,442)	(880,197)	—	(190,935)	(1,075,573)	(80,008)	(1,155,581)

Reclassification to retained earnings		—	—	316,450	(316,450)	—	—	—	—

Balances at December 31, 2023		397,050	494,286	31,726,790	3,871,068	(3,927,497)	32,561,697	962,269	33,523,966

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first nine months ended December 31, 2022	For the first nine months ended December 31, 2023
Cash flows from operating activities
Net income		1,964,122	4,031,624
Depreciation and amortization		1,534,759	1,535,393
Interest income and interest costs related to financial services, net		(534,217)	(564,332)
Share of profit (loss) of investments accounted for using the equity method		(474,716)	(596,181)
Income tax expense		905,153	1,325,441
Changes in operating assets and liabilities, and other		(1,432,634)	(3,340,602)
Interest received		1,082,133	1,620,707
Dividends received		459,340	581,452
Interest paid		(401,044)	(775,664)
Income taxes paid, net of refunds		(1,276,972)	(1,031,698)

Net cash provided by (used in) operating activities		1,825,923	2,786,141

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(1,095,573)	(1,242,206)
Additions to equipment leased to others		(1,406,217)	(2,048,034)
Proceeds from sales of fixed assets excluding equipment leased to others		35,211	77,716
Proceeds from sales of equipment leased to others		1,261,624	1,445,164
Additions to intangible assets		(253,581)	(234,748)
Additions to public and corporate bonds and stocks		(1,104,568)	(1,926,369)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		941,742	1,783,141
Other, net	X	107,768	(2,084,792)

Net cash provided by (used in) investing activities		(1,513,593)	(4,230,129)

Cash flows from financing activities
Increase (decrease) in short-term debt		222,629	486,043
Proceeds from long-term debt		6,591,101	8,410,408
Payments of long-term debt		(6,161,781)	(6,112,456)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(727,980)	(880,197)
Dividends paid to non-controlling interests		(84,573)	(89,298)
Reissuance (repurchase) of treasury stock		(336,577)	(191,584)
Other, net		—	11,544

Net cash provided by (used in) financing activities		(497,181)	1,634,461

Effect of exchange rate changes on cash and cash equivalents		93,285	(124,286)

Net increase (decrease) in cash and cash equivalents		(91,566)	66,188

Cash and cash equivalents at beginning of period		6,113,655	7,516,966

Cash and cash equivalents at end of period		6,022,089	7,583,154

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first nine months and third quarter ended December 31, 2023, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2023, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on February 6, 2024 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Material accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first nine months ended December 31, 2022:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	24,967,263	2,080,183	416,587	—	27,464,033
Inter-segment revenues and transfers	33,248	17,948	429,059	(480,255)	—

Total	25,000,512	2,098,131	845,646	(480,255)	27,464,033
Operating expenses	23,278,719	1,774,134	788,459	(475,375)	25,365,938

Operating income	1,721,792	323,996	57,187	(4,880)	2,098,095

For the first nine months ended December 31, 2023:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	31,111,157	2,510,953	400,610	—	34,022,720
Inter-segment revenues and transfers	119,929	32,756	582,516	(735,202)	—

Total	31,231,087	2,543,709	983,126	(735,202)	34,022,720
Operating expenses	27,511,158	2,126,771	859,136	(714,583)	29,782,483

Operating income	3,719,929	416,938	123,990	(20,619)	4,240,238

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the third quarter ended December 31, 2022:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	8,857,703	734,765	162,217	—	9,754,685
Inter-segment revenues and transfers	13,726	6,978	149,990	(170,693)	—

Total	8,871,429	741,742	312,207	(170,693)	9,754,685
Operating expenses	8,052,625	616,683	293,715	(164,991)	8,798,033

Operating income	818,803	125,059	18,492	(5,702)	956,652

For the third quarter ended December 31, 2023:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	10,979,328	912,778	148,997	—	12,041,104
Inter-segment revenues and transfers	86,451	9,565	208,463	(304,479)	—

Total	11,065,779	922,343	357,460	(304,479)	12,041,104
Operating expenses	9,593,149	750,306	313,274	(296,569)	10,360,160

Operating income	1,472,630	172,037	44,187	(7,910)	1,680,944

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first nine months ended December 31, 2022:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	6,298,816	10,236,949	2,937,082	5,423,302	2,567,885	—	27,464,033
Inter-segment revenues and transfers	6,473,378	225,462	131,001	709,701	75,533	(7,615,076)	—

Total	12,772,194	10,462,411	3,068,084	6,133,003	2,643,418	(7,615,076)	27,464,033
Operating expenses	11,230,847	10,551,421	3,051,369	5,572,630	2,467,387	(7,507,716)	25,365,938

Operating income (loss)	1,541,347	(89,010)	16,714	560,374	176,031	(107,360)	2,098,095

For the first nine months ended December 31, 2023:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	7,863,326	13,325,538	4,051,171	5,809,168	2,973,517	—	34,022,720
Inter-segment revenues and transfers	8,273,877	228,855	128,101	873,350	190,277	(9,694,460)	—

Total	16,137,203	13,554,393	4,179,271	6,682,518	3,163,794	(9,694,460)	34,022,720
Operating expenses	13,452,016	13,037,822	3,893,730	6,032,907	2,964,824	(9,598,816)	29,782,483

Operating income	2,685,187	516,571	285,542	649,611	198,971	(95,644)	4,240,238

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the third quarter ended December 31, 2022:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,325,214	3,517,940	1,117,901	1,924,807	868,823	—	9,754,685
Inter-segment revenues and transfers	2,257,022	70,964	37,797	259,181	38,280	(2,663,244)	—

Total	4,582,236	3,588,903	1,155,699	2,183,988	907,103	(2,663,244)	9,754,685
Operating expenses	3,898,817	3,606,882	1,093,004	2,015,261	840,989	(2,656,920)	8,798,033

Operating income (loss)	683,419	(17,979)	62,695	168,727	66,114	(6,325)	956,652

For the third quarter ended December 31, 2023:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,704,870	4,870,741	1,475,558	2,084,555	905,379	—	12,041,104
Inter-segment revenues and transfers	2,922,023	87,369	45,225	286,778	68,630	(3,410,024)	—

Total	5,626,893	4,958,110	1,520,783	2,371,333	974,009	(3,410,024)	12,041,104
Operating expenses	4,522,785	4,730,690	1,417,640	2,132,840	964,723	(3,408,519)	10,360,160

Operating income	1,104,108	227,420	103,143	238,493	9,286	(1,506)	1,680,944

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first nine months ended December 31,
	2022	2023
Japan	4,583,412	5,701,175
North America	10,258,864	13,364,366
Europe	2,837,590	3,970,419
Asia	5,520,098	5,955,388
Other	4,264,068	5,031,372

Total	27,464,033	34,022,720

	Yen in millions
	For the third quarter ended December 31,
	2022	2023
Japan	1,680,400	1,925,245
North America	3,532,459	4,890,088
Europe	1,070,624	1,461,779
Asia	1,949,660	2,129,004
Other	1,521,543	1,634,987

Total	9,754,685	12,041,104

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 30% and 70% (as of March 31, 2023) and 31% and 69% (as of December 31, 2023) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 86% (as of March 31, 2023) and 84% (as of December 31, 2023) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

The fair values of the Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2023
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	98,458	88,989	6,369	193,816
Stocks	—	—	168,214	168,214
Derivative financial instruments	—	610,340	—	610,340
Other	334,071	161,981	—	496,052

Total	432,529	861,310	174,583	1,468,422

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,976,333	2,405,823	26,963	6,409,119
Stocks	3,214,720	—	199,060	3,413,780
Other	7,838	—	—	7,838

Total	7,198,891	2,405,823	226,023	9,830,736

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(456,257)	—	(456,257)

Total	—	(456,257)	—	(456,257)

	Yen in millions
	December 31, 2023
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	104,669	97,495	8,117	210,281
Stocks	—	—	195,216	195,216
Derivative financial instruments	—	604,611	—	604,611
Other	322,146	250,352	—	572,498

Total	426,815	952,458	203,333	1,582,605

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,097,800	3,209,282	21,390	7,328,472
Stocks	3,390,371	—	186,974	3,577,345
Other	9,778	—	—	9,778

Total	7,497,948	3,209,282	208,364	10,915,594

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(413,831)	—	(413,831)

Total	—	(413,831)	—	(413,831)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4.Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended December 31, 2022 and 2023:

	Yen in millions
	For the first nine months ended December 31, 2022
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	21,852	319,294	—	341,146
Total gains (losses)
Net income (loss)	(183)	11,548	—	11,365
Other comprehensive income (loss)	—	(8,396)	—	(8,396)
Purchases and issuances	2,496	14,534	—	17,029
Sales and settlements	(1,462)	(12,172)	—	(13,634)
Transfer to (from) Level 3	3,101	—	—	3,101
Others	8,054	19,414	—	27,468

Balance at end of period	33,858	344,221	—	378,079

	Yen in millions
	For the first nine months ended December 31, 2023
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	33,332	367,274	—	400,606
Total gains (losses)
Net income (loss)	(7)	11,235	—	11,228
Other comprehensive income (loss)	—	5,376	—	5,376
Purchases and issuances	1,699	21,100	—	22,799
Sales and settlements	(3,307)	(456)	—	(3,762)
Transfer to (from) Level 3	1,250	—	—	1,250
Others	(3,460)	(22,340)	—	(25,800)

Balance at end of period	29,507	382,189	—	411,697

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first nine months ended December 31, 2022 and 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2023
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	24,770,851	—	—	24,741,916	24,741,916
Interest-bearing liabilities
Long-term debt (Including current portion)	24,333,981	—	18,598,205	5,149,410	23,747,616

	Yen in millions
	December 31, 2023
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	29,550,720	—	—	29,739,039	29,739,039
Interest-bearing liabilities
Long-term debt (Including current portion)	28,171,181	—	22,081,750	5,702,797	27,784,547

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first nine months ended December 31, 2022

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

The Board of Directors Meeting on November 1, 2022	Common shares	342,187	25.00	September 30, 2022	November 22, 2022

For the first nine months ended December 31, 2023
Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 10, 2023	Common shares	474,781	35.00	March 31, 2023	May 26, 2023

The Board of Directors Meeting on November 1, 2023	Common shares	405,416	30.00	September 30, 2023	November 22, 2023

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first nine months ended December 31,
	2022	2023
Sales of products
Automotive
Vehicles	20,937,299	26,760,258
Parts and components for production	1,300,447	1,266,665
Parts and components for after service	2,113,664	2,341,222
Other	615,854	743,012

Total automotive	24,967,263	31,111,157
All other	416,587	400,610

Total sales of products	25,383,850	31,511,767
Financial services	2,080,183	2,510,953

Total sales revenues	27,464,033	34,022,720

	Yen in millions
	For the third quarter ended December 31,
	2022	2023
Sales of products
Automotive
Vehicles	7,434,573	9,521,585
Parts and components for production	450,954	420,884
Parts and components for after service	734,766	801,858
Other	237,411	235,001

Total automotive	8,857,703	10,979,328
All other	162,217	148,997

Total sales of products	9,019,920	11,128,325
Financial services	734,765	912,778

Total sales revenues	9,754,685	12,041,104

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first nine months ended December 31, 2022
Net income attributable to Toyota Motor Corporation	1,899,026

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	1,899,026	13,684,169	138.78

For the first nine months ended December 31, 2023
Net income attributable to Toyota Motor Corporation	3,947,242

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	3,947,242	13,524,129	291.87

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the third quarter ended December 31, 2022
Net income attributable to Toyota Motor Corporation	727,942

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	727,942	13,632,403	53.40

For the third quarter ended December 31, 2023
Net income attributable to Toyota Motor Corporation	1,357,814

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	1,357,814	13,494,135	100.62

“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for both the first nine months and the third quarters ended December 31, 2022 and 2023, because there were no potential dilutive shares during such periods.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥165,863 million and a net increase in time deposits of ¥2,088,534 million for the first nine months ended December 31, 2022 and 2023, respectively.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of December 31, 2023 is ¥3,530,875 million. Liabilities for guarantees totaling ¥13,719 million have been provided as of December 31, 2023. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Australia, Israel, Brazil and Argentina relating to Takata airbag issues. The actions in Brazil and Argentina are being litigated. The actions in Mexico, Australia and Israel have been resolved.

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received an unfavorable judgment both in the court of first instance on April 7, 2022 and in the appeal court on March 27, 2023. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgments and has filed an application for a further appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the condensed quarterly consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgments, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”), and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.